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                                      DELTA
                              ---------------------
                              GALIL INDUSTRIES LTD.

                                                                EARNINGS RELEASE
                                                                ----------------


                 DELTA GALIL REPORTS SECOND QUARTER 2005 RESULTS
                 -----------------------------------------------


o Net loss in the second quarter was $3.0 million, or $0.16 diluted loss per share.

o    Positive operating cash flow in the second quarter was $10.0 million.

o Erosion of selling prices reduced sales and operating profit by approximately $40 million in 2005 compared to 2004 on an annual basis.

o Delta instituted a reorganization plan amounting to approximately $15.0 million - $20.0 million, which will be recorded in the third quarter of 2005 and is expected to contribute annual saving of $10.0 million - $12.0 million upon completion.

o The Company negotiated price reductions from its suppliers, which it expects will result in annual savings of approximately $15.0 million.

o The reorganization plan in the European division, which is fully implemented, is expected to contribute $11.0 million a year.

o The Company expects the full implementation of these plans, along with reducing the cost of procurement will offset a large portion of the selling price reduction.


     TEL AVIV, ISRAEL - AUGUST 9, 2005 - DELTA GALIL INDUSTRIES LTD. (NASDAQ:
DELT), ("Delta") the global provider of private label ladies' intimate apparel, socks, men's underwear, baby-wear and leisurewear, today reported that second quarter 2005 revenues rose 7% to $168.9 million, compared to $158.5 million in the second quarter of 2004. Revenues, excluding sales from Burlen, which was acquired in December 2004, decreased by 8%, compared to the second quarter of 2004.

     In the first six months of 2005, sales increased by 10% to $342.3 million, compared to $310.6 in the first half of 2004.

     Revenues, exluding Burlen, in the first six months decreased by 9% compared to the first six months last year.

     Net loss and diluted loss per share for the second quarter were $3.0 million or $0.16 per share, compared to a net income of $3.7 million or $0.20 diluted earnings per share in the same period last year.

     Net loss and diluted loss per share in the first half of 2005 amounted to $5.9 million or $0.32 per share, compared to a net income of $7.8 million or $0.41 per share for the same period last year.

     Operating cash flow in the second quarter of 2005 was positive $10.0 million compared to negative operating cash flow of $4.5 million in the second quarter of 2004.

     In the first half of 2005, operating cash flow was negative and amounted to $8.5 million compared to a negative cash flow of $5.5 million in the first half of 2004.

                                                         SALES BY GEOGRAPHIC AREA ($ MILLION)


                                         SECOND QUARTER                                              FIRST HALF
                      ---------------------------------------------------        ---------------------------------------------------
                                  % FROM                % FROM                               % FROM                % FROM
                                   TOTAL                TOTAL        %                        TOTAL                TOTAL        %
                        2005       SALES      2004      SALES       CHG.           2005       SALES      2004      SALES       CHG.
                        ----       -----      ----      -----       ----           ----       -----      ----      -----       ----
NORTH AMERICA(1)        99.5        58.9      78.4       49.5       26.9          202.7        59.3     154.2       49.6       31.5
EUROPE                  57.1        33.8      69.0       43.5      (17.2)         114.8        33.5     133.0       42.8      (13.7)
ISRAELI MARKET          12.3         7.3      11.1        7.0       10.8           24.8         7.2      23.4        7.6        6.0
                        ----                  ----                                 ----                  ----
TOTAL                  168.9       100.0     158.5      100.0        6.6          342.3       100.0     310.6      100.0       10.2
                       =====                 =====                                =====                 =====

(1) North America's revenues, excluding Burlen sales, decreased in the second quarter and in the first half of 2005 by 3% and 7% compared to the same periods last year.


                                                        SALES AND OPERATING PROFIT BY DIVISIONS ($ MILLION)


                                               SECOND QUARTER                                         FIRST HALF
                             -------------------------------------------------    -------------------------------------------------
                                                               OPERATING                                            OPERATING
                                         SALES                PROFIT (LOSS)                   SALES                PROFIT (LOSS)
                                         -----                -------------                   -----                -------------
                               2005      2004       CHG.     2005      2004         2005      2004       CHG.     2005      2004
                               ----      ----       ----     ----      ----         ----      ----       ----     ----      ----
Delta USA(1)                   64.7      42.3      53.0%      0.5       2.0        138.2      85.1        62%      4.0      4.3
U.S. Upper market              25.4      29.3       (13%)    (4.4)      0.4         49.5      54.9      (10%)     (8.8)     0.4
Europe(2)                      41.1      51.2       (20%)     0.2       1.8         80.8      96.2      (16%)     (2.4)     4.4
Socks-US & Europe              32.5      33.9        (4%)     0.8       2.1         64.0      70.7       (9%)      1.8      4.6
Delta Marketing Israel         11.3       9.6         18%     1.2       0.6         22.9      20.6        11%      2.1      1.5
Adjustments(3)                 (6.1)     (7.8)               (0.3)     (0.1)       (13.1)    (16.9)               (0.4)    (1.9)
                              -----     -----                ----      ----        -----     -----                ----     ----
Consolidated                  168.9     158.5          7%    (2.0)      6.8        342.3     310.6        10%     (3.7)    13.3
                              =====     =====                ====      ====        =====     =====                ====     ====

(1) Including $23.8 and $59.4 million of Burlen sales in the second quarter and in the first half of 2005. Excluding Burlen, sales decreased by 3% and 7% respectively, compared to the same periods last year.

(2) The operating loss in the first half of 2005 includes restructuring expenses in the amount of $0.5 million from the closure of a sewing factory in Israel and a loss of $1.4 million from the closure of a logistic center in Hungary.

(3) The adjustment item includes in sales: sales between divisions and forward transactions results. In the operating profit, it includes mainly capital gains, cancellation of unrealized profits and forward transactions results


     Mr. Arnon Tiberg, Delta's CEO, said that, "The primary reason for the decrease in sales and the operating and net loss in the second quarter and first half of this year was the erosion of selling prices to some of our customers particularly in the European operation and in the U.S upper market. This erosion reduced Delta sales and operating profit by approximately $40 million this year, compared to 2004 on an annual basis. We are in a period of major changes in the global business environment. Following the elimination of quotas as part of the WTO agreement, the market has been characterized by strong pressure to lower prices. In addition, our first half results this year were negatively affected by the decrease in production in the Company's facilities in order to adjust inventory to the level of sales".

     REORGANIZATION PLAN

     Following the change in the business environment and the erosion in selling prices, Delta decided to implement a reorganization plan designed to cut costs, increase efficiency and return to profitability. "We believe that full implementation of these reorganization plans, along with reducing the cost of procurement will decrease costs and offset a large portion of the selling prices reduction," stated Mr. Tiberg.

     Delta plans to take the following steps:

     1. Close a sewing plant in Central America and move production to subcontractors in the Far East. The closure of this sewing plant will result in the dismissal of approximately 1,300 workers in the coming year.

     2. Close a sock manufacturing plant in Toronto, Canada and move its production to subcontractors in Central America and the Far East. The closure of this plant, which will take place in the third quarter of 2005, will result in the dismissal of approximately 100 workers.

     3. Reduce manufacturing facilities in Israel and transfer of the operations to lower labor cost countries. This reduction will result in the dismissal of approximately 500 workers in the coming year.

     In addition, Delta's plan includes a reduction in overheads, including a more efficient use of space and consolidation of various departments into one building in Carmiel, Israel; closure of a development center for seamless garments in North Carolina and transfer of its operations to Israel; and dismissal of employees following mergers of divisions and increased efficiencies.

     As a result, Delta expects to realize annual savings of approximately $10.0 million - $12.0 million from these measures upon completion. The Company expects to implement this reorganization plan over the course of a year, beginning in the third quarter of 2005.

     Delta expects to record expenses of approximately $15.0 million - $20.0 million, or $0.80-$1.07 diluted per share in the third quarter of 2005. Of these expenses, approximately $4.0 million will be in cash, primarily for severance payments. The remaining approximately $11.0 million - $16.0 million will be a non-cash impairment of assets following the closure and reduction of activities in production sites.

     These measures continue the efficiency efforts Delta commenced in the fourth quarter of 2004, and include the closure of a logistics center in Hungary and a sewing plant in Israel. Delta expects to realize approximately $11.0 million in annual savings from these activities.

     Finally, during the second quarter of 2005, Delta negotiated price reductions from its suppliers that expects will result in annual savings of approximately $15.0 million, beginning in the second half of 2005.


DELTA GALIL IS A LEADING GLOBAL MANUFACTURER OF QUALITY APPAREL SOLD UNDER BRANDS SUCH AS CALVIN KLEIN, HUGO BOSS, NIKE, RALPH LAUREN. RECOGNIZED FOR PRODUCT INNOVATION AND DEVELOPMENT, DELTA'S PRODUCTS ARE SOLD WORLDWIDE THROUGH RETAILERS INCLUDING WAL-MART, MARKS & SPENCER, TARGET, VICTORIA'S SECRET, JC PENNEY, HEMA, GAP, AND OTHERS. HEADQUARTERED IN ISRAEL, DELTA OPERATES MANUFACTURING FACILITIES IN ISRAEL, JORDAN, EGYPT, TURKEY, EASTERN EUROPE ,NORTH AND CENTRAL AMERICA ,THE CARIBBEAN AND THE FAR EAST. FOR MORE INFORMATION, PLEASE VISIT OUR WEBSITE: WWW.DELTAGALIL.COM (THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OF THE MANAGEMENT OF DELTA GALIL INDUSTRIES LTD. (THE "COMPANY") ONLY, AND ARE SUBJECT TO A NUMBER OF RISK FACTORS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO OUR DEPENDENCE ON A FEW SIGNIFICANT CUSTOMERS; OUR ANTICIPATED GROWTH STRATEGIES; OUR INTENTION TO INTRODUCE NEW PRODUCTS; ANTICIPATED TRENDS IN OUR BUSINESS; FUTURE EXPENDITURES FOR CAPITAL PROJECTS; AND OUR ABILITY TO CONTINUE TO CONTROL COSTS AND MAINTAIN QUALITY, WHICH COULD CAUSE THE ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE DESCRIBED THEREIN. FOR A MORE DETAILED DESCRIPTION OF THE RISK FACTORS AND UNCERTAINTIES AFFECTING THE COMPANY, REFER TO THE COMPANY'S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.)


CONTACTS:
YOSSI HAJAJ          DELTA GALIL INDUSTRIES LTD.        TEL: +972-3-519-3744
KATHY PRICE          THE ANNE MCBRIDE COMPANY           TEL: + 212-983-1702 X212


                             FINANCIAL TABLES FOLLOW


                                                          [LOGO]

                                                           DELTA
                                                   ---------------------
                                                   GALIL INDUSTRIES LTD.


                                        CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                        -------------------------------------------


                                                                           Six months ended          Three months ended
                                                                               June 30                    June 30
                                                                        ----------------------     ----------------------
                                                                           2005        2004           2005        2004
                                                                        ----------  ----------     ----------  ----------
                                                                             In US $ thousand (except per share data)
                                                                        -------------------------------------------------
Revenues                                                                  342,337     310,595        168,879     158,487
Cost of revenues                                                          291,818     249,693        143,056     128,065
                                                                        ----------  ----------     ----------  ----------
Gross profit                                                               50,519      60,902         25,823      30,422
Selling, marketing, general and administrative expenses:
Selling and marketing expenses                                             42,936      39,160         22,431      19,290
General and administrative expenses                                        10,387       8,605          5,241       4,494
Capital gain (loss) from the sales of assets                                  (35)        168                        115
Reorganization expenses                                                       461
Amortization of intangible asset                                              410                       183
                                                                        ----------  ----------     ----------  ----------
Operating income (loss)                                                    (3,710)     13,305         (2,032)      6,753
Financial expenses - net                                                    4,441       3,155          2,066       1,494
Other income - net                                                            300         958
                                                                        ----------  ----------     ----------  ----------
Income (loss) before taxes on income                                       (7,851)     11,108         (4,098)      5,259
Taxes on income                                                            (2,068)      2,442         (1,094)      1,050
                                                                        ----------  ----------     ----------  ----------
Income (loss) after taxes on income                                        (5,783)      8,666         (3,004)      4,209
Share in losses of an associated company                                      (83)       (102)                       (52)
Minority interest in (profits) losses of subsidiaries - net                   (51)       (728)            39        (425)
                                                                        ----------  ----------     ----------  ----------
Net income (loss) for the period                                           (5,917)      7,836         (2,965)      3,732
                                                                        ==========  ==========     ==========  ==========
Earnings (loss) per share - basic                                           (0.32)       0.42          (0.16)       0.20
                                                                        ==========  ==========     ==========  ==========
Earnings (loss) per share - diluted                                         (0.32)       0.41          (0.16)       0.20
                                                                        ==========  ==========     ==========  ==========
Weighted average number of shares - in thousands:
Basic                                                                      18,695      18,451         18,695      18,461
                                                                        ==========  ==========     ==========  ==========
Diluted                                                                    18,758      19,055         18,703      19,063
                                                                        ==========  ==========     ==========  ==========


                                                  [LOGO]

                                                  DELTA
                                          ---------------------
                                          GALIL INDUSTRIES LTD.


                                  CONDENSED CONSOLIDATED BALANCE SHEETS
                                  -------------------------------------


                                                                         JUNE 30            DECEMBER 31
                                                                --------------------------  ------------
                                                                    2005          2004          2004
                                                                ------------  ------------  ------------
                                                                            In US $ thousands
                                                                ----------------------------------------
         ASSETS:
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS                                             7,490         6,514        22,150
ACCOUNTS RECEIVABLE:
TRADE                                                               102,597        91,601       105,129
OTHER                                                                10,710        15,178        10,627
INVENTORIES                                                         166,785       165,417       183,767
DEFERRED INCOME TAXES                                                 7,039         5,164         3,675
                                                                ------------  ------------  ------------
           TOTAL CURRENT ASSETS                                     294,621       283,874       325,348
                                                                ------------  ------------  ------------

INVESTMENTS AND LONG-TERM RECEIVABLES                                 8,531         7,302         7,533
                                                                ------------  ------------  ------------
PROPERTY, PLANT AND EQUIPMENT                                       126,689       124,316       128,341
                                                                ------------  ------------  ------------
OTHER ASSETS AND DEFERRED CHARGES                                    58,802        54,519        58,497
                                                                ------------  ------------  ------------
INTANGIBLE ASSET                                                     14,368                      14,778
                                                                ------------  ------------  ------------
TOTAL ASSETS                                                        503,011       470,011       534,497
                                                                ============  ============  ============

        LIABILITIES AND SHAREHOLDER'S EQUITY:
CURRENT LIABILITIES:
SHORT-TERM BANK CREDIT                                               96,496       107,078        83,545
ACCOUNTS PAYABLE AND ACCRUALS:
TRADE                                                                56,689        64,894        80,338
OTHER                                                                32,805        38,632        34,083
                                                                ------------  ------------  ------------
         TOTAL CURRENT LIABILITIES                                  185,990       210,604       197,966
                                                                ------------  ------------  ------------


        LONG-TERM LIABILITIES:
BANK LOANS AND OTHER LIABILITIES                                     88,328        24,366        99,437
LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT                         8,299         6,863         7,408
DEFERRED INCOME TAXES                                                 2,290         6,438         4,894
                                                                ------------  ------------  ------------
          TOTAL LONG-TERM LIABILITIES                                98,917        37,667       111,739
                                                                ------------  ------------  ------------

          TOTAL LIABILITIES                                         284,907       248,271       309,705

MINORITY INTEREST                                                     3,262         3,572         3,711
SHAREHOLDERS EQUITY                                                 214,842       218,168       221,081
                                                                ------------  ------------  ------------
          TOTAL LIABILITIES AND SHAREHOLDERS EQUITY                 503,011       470,011       534,497
                                                                ============  ============  ============


                                                              [LOGO]

                                                               DELTA
                                                       ---------------------
                                                       GALIL INDUSTRIES LTD.


                                          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                                          ----------------------------------------------


                                                                              SIX MONTHS ENDED            THREE MONTHS ENDED
                                                                                  JUNE 30                       JUNE 30
                                                                         --------------------------    --------------------------
                                                                             2005          2004            2005          2004
                                                                         ------------  ------------    ------------  ------------
                                                                                            In US $ thousands
                                                                         --------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

NET INCOME (LOSS) FOR THE PERIOD                                              (5,917)        7,836          (2,965)        3,732
ADJUSTMENT REQUIRED TO REFLECT THE CASH FLOWS FROM OPERATING ACTIVITIES       (2,615)      (13,361)         12,985        (8,201)
                                                                         ------------  ------------    ------------  ------------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES                           (8,532)       (5,525)         10,020        (4,469)
                                                                         ------------  ------------    ------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES:

PURCHASE OF FIXED ASSETS, NET OF INVESTMENT GRANTS                            (6,003)       (7,545)         (3,144)       (3,686)
ADDITIONAL PAYMENT FOR THE ACQUISITION OF SUBSIDIARIES                          (950)       (8,703)           (950)       (8,703)
PROCEEDS FROM REALIZTION OF FIXED ASSETS                                         271           740                           632
PROCEEDS FROM REALIZATION OF INVESTMENT IN ASSOCIATED COMPANY                                2,640
OTHER                                                                           (720)         (375)           (247)         (102)
                                                                         ------------  ------------    ------------  ------------
NET CASH USED IN INVESTING ACTIVITIES                                         (7,402)      (13,243)         (4,341)      (11,859)
                                                                         ------------  ------------    ------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES:

LONG-TERM BANK LOANS, NET                                                    (11,111)       11,822          (6,563)       14,406
DIVIDEND TO SHAREHOLDERS                                                                    (4,242)                       (4,242)
SHORT-TERM BANK CREDIT - NET                                                  12,953            82             (58)        2,168
OTHER                                                                           (500)          (79)                          118
                                                                         ------------  ------------    ------------  ------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                            1,342         7,583          (6,621)       12,450
                                                                         ------------  ------------    ------------  ------------

DECREASE IN CASH AND CASH EQUIVALENTS                                        (14,592)      (11,185)           (942)       (3,878)
TRANSLATION IN DIFFERENCES IN CASH AND CASH EQUIVALENTS                          (68)                          (68)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                   22,150        17,699           8,500        10,392
                                                                         ------------  ------------    ------------  ------------
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD                          7,490         6,514           7,490         6,514
                                                                         ============  ============    ============  ============


                                                              [LOGO]

                                                               DELTA
                                                       ---------------------
                                                       GALIL INDUSTRIES LTD.


                                          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                                          ----------------------------------------------


                                                                              SIX MONTHS ENDED            THREE MONTHS ENDED
                                                                                  JUNE 30                       JUNE 30
                                                                         --------------------------    --------------------------
                                                                             2005          2004            2005          2004
                                                                         ------------  ------------    ------------  ------------
                                                                                            In US $ thousands
                                                                         --------------------------------------------------------
ADJUSTMENT REQUIRED TO REFLECT THE CASH FLOWS FROM OPERATING ACTIVITIES:

INCOME AND EXPENSES NOT INVOLVING CASH FLOWS:
DEPRECIATION AND AMORTIZATION                                                  8,247         7,815           4,285         3,828
DEFERRED INCOME TAXES - NET                                                   (5,960)         (407)         (3,481)           39
CAPITAL GAIN FROM REALIZATION OF INVESTMENT IN ASSOCIATED COMPANY                             (958)
CAPITAL LOSSES (GAINS) ON SALE OF ASSETS                                          35          (168)                         (115)
OTHER                                                                            307           897            (136)          611
                                                                         ------------  ------------    ------------  ------------
                                                                               2,629         7,179             668         4,363
                                                                         ------------  ------------    ------------  ------------

CHANGES IN OPERATING ASSETS AND LIABILITIES:

DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                                     1,554        (9,646)          7,725        (5,670)
INCREASE (DECREASE) IN ACCOUNTS PAYABLE AND ACCRUALS                         (23,624)       11,539             469         2,850
DECREASE (INCREASE) IN INVENTORIES                                            16,826       (22,433)          4,123        (9,744)
                                                                         ------------  ------------    ------------  ------------
                                                                              (5,244)      (20,540)         12,317       (12,564)
                                                                         ------------  ------------    ------------  ------------
                                                                              (2,615)      (13,361)         12,985        (8,201)
                                                                         ============  ============    ============  ============